UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TWIN RIVER WORLDWIDE HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
90171V204
(CUSIP Number)
July 23, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90171V204
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Chatham Asset Management, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	3,569,311*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	3,569,311*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,569,311*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 8.7%*
(12) Type of Reporting Person (See Instructions): IA

*See Item 4 for additional information.

CUSIP NO. 90171V204
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Anthony Melchiorre
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	3,569,311*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	3,569,311*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,569,311*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 8.7%*
(12) Type of Reporting Person (See Instructions): IN

*See Item 4 for additional information.

Item 1(a). Name Of Issuer:
Twin River Worldwide Holdings, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
100 Twin River Road Lincoln, RI 02865
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and (ii) Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 26 Main Street, Suite 204, Chatham, New Jersey 07928.

Item 2(c). Citizenship:
CAM is organized under the laws of the State of Delaware. Mr. Melchiorre is a citizen of the United States.

Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).
Item 2(e). CUSIP No.:
90171V204
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of the CAM and Mr. Melchiorre is as follows:
(a) Amount Beneficially Owned:	3,569,311*
(b) Percent of Class:	8.7%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	3,569,311*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	3,569,311*

* CAM is the investment manager to Chatham Asset High Yield Master Fund Ltd. (“Chatham Master Fund”) and other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”) and Mr. Melchiorre is the managing member of CAM. As of the date requiring the filing of this Schedule 13G, CAM and Mr. Melchiorre may be deemed to beneficially own the 3,569,311 shares of Common Stock held in the aggregate by the Chatham Funds. Chatham Master Fund is no longer included as a Reporting Person herein, as it no longer beneficially owns greater than 5% of the issued and outstanding Common Stock of the Company.

The reported beneficial ownership percentage is based upon 41,147,497 shares of Common Stock, issued and outstanding as of June 24, 2019, based on information reported by the Company in its tender offer statement on Schedule TO-I , filed with the Securities and Exchange Commission on June 25, 2019.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2019

CHATHAM ASSET MANAGEMENT, LLC

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre
Anthony Melchiorre

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit

1. Joint Filing Agreement, dated as of April 8, 2019, by and among Chatham Asset Management, LLC, Anthony Melchiorre, and Chatham Asset High Yield Master Fund Ltd (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on April 8, 2019)